EXHIBIT 12

IntercontinentalExchange Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions, except ratio)
Determination of earnings:
Income before income tax expense and non-controlling interest	$500	$790	$760	$609	$493
Add: Fixed charges	57	39	35	31	24
Less: (Income) loss attributable to non-controlling interests	(16)	(10)	(12)	(9)	2
Pre-tax earnings before fixed charges	$541	$819	$783	$631	$519
Fixed charges:
Interest expense on outstanding debt	$41	$25	$19	$17	$11
Interest expense on line of credit	3	5	3	3	1
Amortization of debt issuance costs	8	4	7	6	6
Russell license effective interest expense	5	5	6	5	6
Total fixed charges	$57	$39	$35	$31	$24
Ratio of earnings to fixed charges	$9.5	$21.0	$22.4	$20.4	$21.6